                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                            The MicroCap Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   594949  0
                                  -----------
                                 (CUSIP Number)


                              Eric A. Stern, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                            Washington, D.C.  20004


                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                  May 3, 1996
                                 -------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: /___/

Check the following box if a fee is being paid with the statement:  /___/

                              Page 1 of 28 Pages

                          Exhibit Index is on Page 18

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geller & Friend Capital Partners, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          Not Applicable

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          California

                                            7)  SOLE VOTING POWER
                                                Not Applicable
NUMBER OF                                   8)  SHARED VOTING POWER
SHARES                                          Not Applicable
BENEFICIALLY                                9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                   Not Applicable
REPORTING
PERSON WITH                                10)  SHARED DISPOSITIVE POWER
                                                Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Not Applicable


12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable

14)  TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marshall Geller

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          Not Applicable

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          United States

                                            7)  SOLE VOTING POWER
                                                Not Applicable
NUMBER OF                                   8)  SHARED VOTING POWER
SHARES                                          Not Applicable
BENEFICIALLY                                9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                   Not Applicable
REPORTING
PERSON WITH                                10)  SHARED DISPOSITIVE POWER
                                                Not Applicable


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Not Applicable


12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROBERT M. PERGAMENT

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)


3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                              7)  SOLE VOTING POWER
                                  Not Applicable

NUMBER OF                     8)  SHARED VOTING POWER
SHARES                            23,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                 9)  SOLE DISPOSITIVE POWER
REPORTING                         Not Applicable
PERSON WITH
                              10) SHARED DISPOSITIVE POWER
                                  23,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GERALD B. CRAMER

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                              7)    SOLE VOTING POWER
                                    Not Applicable

NUMBER OF                     8)    SHARED VOTING POWER
SHARES                              66,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                 9)    SOLE DISPOSITIVE POWER
REPORTING                           Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    66,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          66,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INGLESIDE COMPANY

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   / X  /
                                                                           ----
                                                                    (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          NEW YORK

                              7)    SOLE VOTING POWER
                                    Not Applicable

NUMBER OF                     8)    SHARED VOTING POWER
SHARES                              40,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                 9)    SOLE DISPOSITIVE POWER
REPORTING                           Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    40,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EDWARD J. ROSENTHAL

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                              7)    SOLE VOTING POWER
                                    Not Applicable

NUMBER OF                     8)    SHARED VOTING POWER
SHARES                              12,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                 9)    SOLE DISPOSITIVE POWER
REPORTING                           Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    12,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.56% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GOODNESS GARDENS INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          NEW YORK

                              7)    SOLE VOTING POWER
                                    Not Applicable

NUMBER OF                     8)    SHARED VOTING POWER
SHARES                              5,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                 9)    SOLE DISPOSITIVE POWER
REPORTING                           Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    5,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.23% (See Item 5)

14)  TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CRAMER ROSENTHAL MCGLYNN, INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   / X  /
                                                                           ----
                                                                    (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          NOT APPLICABLE

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          NEW YORK

                              7)    SOLE VOTING POWER
                                    Not Applicable

NUMBER OF                     8)    SHARED VOTING POWER
SHARES                              146,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                 9)    SOLE DISPOSITIVE POWER
REPORTING                           Not Applicable
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    146,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          146,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IA

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert L. Priddy

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                              7)    SOLE VOTING POWER
                                    128,600

NUMBER OF                     8)    SHARED VOTING POWER
SHARES                              4,000
BENEFICIALLY
OWNED BY EACH                 9)    SOLE DISPOSITIVE POWER
REPORTING                           128,600
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    4,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,100 (INCLUDING 17,500 COMMON STOCK ISSUABLE UPON
          CONVERSION OF PREFERRED STOCK)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
     SHARES                                                               /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael S. Falk

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          PF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          United States

                              7)    SOLE VOTING POWER
                                    23,500

NUMBER OF                     8)    SHARED VOTING POWER
SHARES                              10,000
BENEFICIALLY
OWNED BY EACH                 9)    SOLE DISPOSITIVE POWER
REPORTING                           23,500
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    10,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,625 (including 7,125 Common Stock issuable upon conversion of preferred stock)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
     SHARES                                                               /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.4%

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Commonwealth Associates

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          New York

                              7)    SOLE VOTING POWER
                                    10,000

NUMBER OF                     8)    SHARED VOTING POWER
SHARES                              Not Applicable
BENEFICIALLY
OWNED BY EACH                 9)    SOLE DISPOSITIVE POWER
REPORTING                           10,000
PERSON WITH
                              10)   SHARED DISPOSITIVE POWER
                                    Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,000 (including 3,000 Common Stock issuable upon conversion of preferred stock)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
     SHARES                                                               /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.57%

14)  TYPE OF REPORTING PERSON

          BD

Schedule 13D

          Pursuant to Rule 13d-2 and on behalf of Geller & Friend Capital Partners, Inc., Marshall Geller, Robert M. Pergament, Gerald B. Cramer, Ingleside Company, Robert L. Priddy, Edward J. Rosenthal, Goodness Gardens Inc., Cramer Rosenthal McGlynn, Inc., Michael S. Falk and Commonwealth Associates (the "Reporting Persons"), we hereby file with the Securities and Exchange Commission via EDGAR Amendment No. 1 to Schedule 13D filed by the Reporting Persons which amends the Schedule 13D filed April 8, 1996 relating to the Common Stock of MicroCap Fund, Inc.

Item 1.   Security and Issuer

          This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value (the "Common Stock"), of The MicroCap Fund, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 575 Fifth Avenue, 37th Floor, New York, New York 10801.

Item 2.   Identity and Background

          No Change

Item 3.   Source and Amount of Funds or Other Consideration

          No Change

Item 4.   Purpose of Transaction

          The Reporting Persons plan to nominate individuals for Board of Directors. The Reporting Persons believe such nominees would support actions to increase shareholder value and reduce the discount between the market price of the Common Stock and its net asset value per share, including such material actions as a change in the dividend policy of the Company, converting the fund to an open-end fund, liquidation of a material amount of the Company's assets, and a merger, reorganization or liquidation of the Company.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          The Reporting Persons have submitted a request for a special meeting of the stockholders to the Board of Directors, attached hereto as
          Exhibit III and incorporated herein by reference, on behalf of stockholders entitled to cast more than one third of the votes at the meeting with proposals to amend the bylaws of the Company, remove all current directors of the Company and to vote upon the election of new directors of the Company.

          Kamal Mustafa ("Mustafa"), the Chairman and Chief Executive Officer (collectively, the "CEO") of the Company, has initiated conversations with the Reporting Persons during which Mustafa has described the various investments the Company has entered into during his tenure as CEO and expressed his desire and plan to liquidate the Company.

          The Reporting Persons support the liquidation of the Company in a way that maximizes the return to stockholders on a prompt basis. In order to achieve an efficient and orderly liquidation in the best interests of the stockholders, the Reporting Persons believe it is necessary to appoint an independent committee comprised of two of the Reporting Persons and an independent third party to oversee the liquidation.
          The Reporting Persons also believe that it is in the best interests of the stockholders that the current directors of the Company resign and Mustafa resigns as Chairman and Chief Executive Officer. The Reporting Persons have notified the Board of Directors of the preceding proposals and have outlined similar and additional actions in a Letter to the Board of Directors of the Company attached hereto as Exhibit II and incorporated herein by reference.

          Except as disclosed in this Item 4 and previously disclosed in the prior Schedule 13D filed by the Reporting Persons, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Item (a) through (j) of the instructions of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          No Change

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Reporting Persons have entered into an oral agreement to the effect that GFCP will assist the Reporting Persons in connection with accomplishing the purposes set forth in Item 4. As consideration for this agreement, the Reporting Persons have agreed to pay GFCP a percentage of the profits realized as a result of such efforts as follows: 10% of such profits up to $7.00 per share, and above $7.00 per share, 20% of such profits (assuming for the purpose of these calculations, that the value per share on the date of such agreement was $5.00). In addition, the Reporting Persons (exclusive of Geller and GFCP) have agreed to share out-of-pocket expenses incurred in connection with the activities contemplated by the agreement.

          No written agreement exists with respect to the above described agreement between and among the Reporting Persons. However, it is contemplated that such written agreement, if developed, would be filed promptly as an exhibit.

          The Reporting Persons are committed to pursuing the purposes set forth in Item 4 hereof regardless of the interests of or effects upon any Reporting Person and his or its business dealings.

          Robert M. Pergament, Gerald B. Cramer, Ingleside Company, Edward J. Rosenthal, Goodness Gardens Inc., Cramer Rosenthal McGlynn, Inc. and Robert L. Priddy have previously filed Schedule 13Ds and amendments thereto pursuant to Rules 13d-1 and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended. It is contemplated that all further filings on Schedule 13D by such persons will be made by a filing by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits:

          Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

          Letter to the Board of Directors.

          Request for a special meeting of the stockholders.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:


Dated:  May 6, 1996

                              /s/ Marshall Geller
                         Marshall Geller


                         GELLER & FRIEND CAPITAL PARTNERS

                              By: /s/ Marshall Geller
                                        Marshall Geller


                              /s/ Robert M. Pergament
                         Robert M. Pergament


                              /s/ Gerald B. Cramer
                         Gerald B. Cramer


                         CRAMER ROSENTHAL MCGLYNN, INC.


                         By: /s/ Gerald B. Cramer
                                  Gerald B. Cramer

                         INGLESIDE COMPANY


                         By: /s/ Barry Gray
                              Barry Gray


                              /s/ Edward J. Rosenthal
                         Edward J. Rosenthal


                         GOODNESS GARDENS INC.


                              By: /s/ Edward J. Rosenthal
                                        Edward J. Rosenthal


                                  /s/ Robert L. Priddy
                         Robert L. Priddy

                              /s/ Michael S. Falk
                         Michael S. Falk


                         COMMONWEALTH ASSOCIATES


                              By: /s/ Michael S. Falk
                                         Michael S. Falk

                                 EXHIBIT INDEX


       EXHIBIT            DESCRIPTION                        PAGE

         I                Agreement of joint filing           21
                          pursuant to Rule 13d(1)-f
                          promulgated under the
                          Securities Exchange Act of
                          1934, as amended

         II               Request for a special meeting
                          of the stockholders                 26


         III              Letter to the Board of Directors    24

                                                                      SCHEDULE I








                        EXECUTIVE OFFICERS AND DIRECTORS

A. CRAMER ROSENTHAL MCGLYNN INC. ("CRM")

        The name and present principal occupation or employment of each of the executive officers and directors of CRM is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, New York 10604.

Name and Positions                     Present Principal
Held                                   Occupation and Employment
- ------------------                     -------------------------

Gerald B. Cramer                       Chairman and a Director

Ronald H. McGlynn                      President and a Director

Edward J. Rosenthal                    Vice Chairman and a Director

Jay B. Abramson                        Executive Vice President,
                                       General Counsel and a Director

Fred M. Filoon                         Senior Vice President

Arthur J. Pergament                    Senior Vice President

Eugene A. Trainor                      Chief Financial Officer

B. GOODNESS GARDENS INC.

        The name and present principal occupation or employment of each of the executive officers and directors of Goodness Gardens Inc. is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, New York 10604.

Name and Positions                     Present Principal
Held                                   Occupation and Employment
- ------------------                     -------------------------

Edward J. Rosenthal                    Chairman and a Director

Brian Murphy                           President and a Director

Loretta Citoli-Murphy                  Executive Vice President and
                                       a Director

Laura Himmelstein                      Treasurer

C. COMMONWEALTH ASSOCIATES ("CWA")

        The name and present principal occupation or employment of each of the executive officers and directors of CWA is set forth below. The business address of each such person is 733 Third Avenue, 24th Floor, New York, New York 10017.

Name and Positions                    Present Principal
Held                                  Occupation or Employment
- ------------------                    ------------------------

Michael S. Falk                       Chairman and Chief Executive
                                      Officer

John Robinson                         Vice Chairman

Robert Benret                         Co-Head of Investment Banking

Joseph Whynne                         Chief Financial Officer

Basil Asciutto                        Chief Operating Officer and
                                      Senior Managing Director

Mark Siegel                           Senior Managing Director

                                                                     SCHEDULE II

                             TRANSACTION IN COMMON
                                   STOCK OF
                            THE MICROCAP FUND, INC.
                           BY EACH REPORTING PERSON

                                   No Change

                                                            EXHIBIT I

                           AGREEMENT OF JOINT FILING


          Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission Amendment No. 1 to the Statement on Schedule 13D (the "Amendment") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated:  May 6, 1996

                                    GELLER & FRIEND CAPITAL
                                      PARTNERS, INC.


               Marshall Geller      By: /s/ Marshall Geller


                                        /s/ Marshall Geller
                                              Marshall Geller


                                    /s/ Robert M. Pergament
                                    Robert M. Pergament


                                    CRAMER ROSENTHAL MCGLYNN, INC.


               Gerald B. Cramer     By: /s/ Gerald B. Cramer


                                    /s/ Gerald B. Cramer
                                         Gerald B. Cramer


                                    INGLESIDE COMPANY


               Barry Gray           By: /s/ Barry Gray


                                    /s/ Edward J. Rosenthal
                                         Edward J. Rosenthal

                                    GOODNESS GARDENS INC.


               Edward Rosenthal     By: /s/ Edward J. Rosenthal


                                        /s/ Robert L. Priddy
                                              Robert L. Priddy


                                    COMMONWEALTH ASSOCIATES


               Michael S. Falk      By: /s/ Michael S. Falk

                                        /s/ Michael S. Falk
                                              Michael S. Falk

                                                                   Exhibit III

                                  May 6, 1996

BY MESSENGER
- ------------

To the Board of Directors of
     The MicroCap Fund, Inc.

Gentlemen:

           Delivered with this letter is a request for a special meeting of the stockholders of The MicroCap Fund, Inc. (the "Company"). In accordance with the applicable requirements of Section 2-502 of the Maryland General Corporation Law and the Company's by-laws, the request has been executed by stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at the meeting. As you will see, the requesting stockholders are seeking to remove and replace the Company's incumbent directors and to effect certain changes to the Company's by-laws.

           We regret the need for this step, but the Company's horrific economic performance, combined with the Board's indifferent response to it, leave us no choice. It seems clear to us that, absent dramatic action by the Company's stockholders, a continuation of the disastrous status quo is inevitable.

           Nonetheless, we hope to avoid a prolonged and expensive election contest -- even though we are confident that our side would prevail. In the hope of averting the expenditures of time and effort that such a battle would entail, we propose that the Board commit itself to the following four-point plan; if it does so, we would be willing to suspend our request for a special meeting, and to attempt to persuade the other requesting stockholders to support that suspension.

           Our plan involves the following:

               1.   Commitment to Orderly Liquidation. The Company would
                    ----------------------------------
               irrevocably commit itself to an orderly liquidation of its investment positions, with the Company dissolving and the net proceeds of that liquidation distributed to the Company's stockholders. The Company would immediately dividend out 75 percent of the available cash assets of the Company to the stockholders as a return of capital.

               2.   Change of Board Composition. The incumbent members of the
                    ----------------------------
               Board would each resign, and would prior to such resignation elect to a majority of the vacancies designees of the undersigned. Independent directors would also be elected, ensuring compliance with all legal requirements. In addition, Kamal Mustafa would resign as Chairman and Chief Executive Officer of the Company.

               3.    Supervision of Liquidation. The liquidation would be
                     ---------------------------
               supervised by a special committee comprised of two of the newly elected Board members who are designated by the undersigned and a third independent party.

               4.    Liquidating Trust Mechanism. The establishment of a
                     ----------------------------
               liquidating litigation trust under the control of an independent trustee, the assets of which would the Company's claims against third parties (including Commonwealth Associates). This trust mechanism would help ensure that any meritorious claims of the Company could be vigorously pursued, notwithstanding the liquidation. The Company's existing stockholders would, of course, be the beneficiaries of the liquidating trust.

          In addition, we would be willing to consider appropriate releases and other transitional assistance for members of the Company's management; given the Company's regrettable performance in recent years, the last thing it needs is to squander its remaining assets on divisive litigation.

                                   * * * * *

          We hope you will endorse this plan and work toward its prompt implementation. We stress that any matter of detail is negotiable. The plan's basic core is, however, unchangeable; the Company must be liquidated, and the incumbent directors and management must go.

          We and our counsel are standing by to meet with you at your earliest convenience. If you reject our plan, please apprise us of the selected special meeting date as promptly as practicable.

                                        Yours sincerely,

                                        GELLER & FRIEND CAPITAL PARTNERS, INC.
                                        MARSHALL GELLER
                                        ROBERT M. PERGAMENT
                                        GERALD B. CRAMER
                                        THE INGLESIDE COMPANY
                                        ROBERT L. PRIDDY
                                        EDWARD J. ROSENTHAL
                                        GOODNESS GARDENS INC.
                                        CRAMER ROSENTHAL MCGLYNN, INC.
                                        MICHAEL S. FALK
                                        COMMONWEALTH ASSOCIATES

                                                                      EXHIBIT II

                  CALL OF SPECIAL MEETING OF STOCKHOLDERS OF
                            THE MICROCAP FUND, INC.


The MicroCap Fund, Inc.
575 Fifth Avenue
37th Floor
New York, New York 10801

Attention: Secretary of The MicroCap Fund, Inc.

        We, the undersigned, are the record holders of, and are entitled to vote at a meeting of the stockholders of The MicroCap Fund, Inc., a Maryland corporation (the "Company"), the number of shares specified below of the common stock, $0.01 par value per share (the "Common Stock"), of the Company, and/or of the Series A Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock"), of the Company. The undersigned stockholders are the record holders of shares of the Company's capital stock entitled to cast at least 25 percent of the votes entitled to be cast at any meeting of the Company's stockholders, and are the record holders of at least 25 percent of the outstanding capital stock of the Company entitled to vote at any such meeting. Pursuant to Article II, Section 2 of the Bylaws of the Company (the "Bylaws") and Section 2-502 of the Maryland General Corporation Law, as amended (the "Corporation Law"), we do hereby request that the secretary of the Company call a special meeting of the stockholders of the Company (the "Special Meeting") to be held on such date and at such time and place as shall be specified as provided in the Bylaws, for the purposes of considering and voting upon the following proposals:

I. PROPOSALS RELATING TO THE REMOVAL OF THE CURRENT DIRECTORS OF THE COMPANY AND THE ELECTIONS OF NOMINEES

   1. To amend and replace Article III, Section 4 of the Bylaws in its entirety to provide as follows:

        "Section 4. Removal. Any director may be removed from office, either
                    -------
      with or without cause, by the affirmative vote of stockholders holding a majority of all the votes entitled to be cast for the election of such director in an election of directors."

2. To amend and replace Article III, Section 3 of the Bylaws in their entirety to provide as follows:

The MicroCap Fund, Inc.
May 6, 1996
Page 2

        "Section 3. Vacancies. Subject to the rights of the holders of any
                    ---------
   series of preferred stock then outstanding, any vacancy occurring in the Board of Directors for any cause other than by reason of removal from office or an increase in the number of directors may be filled by a majority of the remaining members of the Board of Directors, whether or not such majority is less than a quorum. Any vacancy occurring by reason of such removal from office or such an increase in the number of directors shall only be filled by vote of the stockholders at an annual or special meeting of such stockholders. A director elected by the Board of Directors as provided above to fill a vacancy shall be elected to hold office until the next annual meeting of stockholders or until a successor is elected and qualifies.

        At any annual meeting of stockholders, stockholders shall be entitled to elect directors to fill any vacancies in the Board of Directors that have arisen since the preceding annual meeting of stockholders and that have been filled by election of a new director by the Board of Directors as provided above, and any director so elected by the stockholders shall hold office for a term which coincides with the remaining term of the class to which such directorship was previously assigned, and until his successor shall be elected and shall qualify. In the event such vacancy arose due to removal from office or an increase in the number of directors, any director so elected to fill such vacancy by stockholders at an annual meeting, or at a special meeting at which for a term which coincides with that of the class to which such directorship has been apportioned as heretofore provided, and until his successor shall be elected and shall qualify."

3. To amend and replace the first two sentences of Article III, Section 2 of the Bylaws in their entirety to provide as follows:

        "The number of directors of the Corporation shall equal the sum of five plus the number of such directors, if any, that the holders of any series of preferred stock of the Corporation may have the right to elect voting separately as a class."

4. To add a new Article II, Section 11 to the Bylaws to provide as follows:

        "Section 11. Nominations of Director Candidates. Nominations of
                     ----------------------------------
   candiates for election as directors of the Corporation at any meeting of stockholders called for election of directors may be made by the Board of Directors or by any stockholder entitled to vote at such meeting at any time

The MicroCap Fund, Inc.
May 6, 1996
Page 3

       prior to the time at which the first ballots are cast for the election of directors at such meeting."

    5. To remove all current directors of the Company and declare the office of each member of the Board of Directors vacant; and

    6. To vote upon the election of new directors of the Company to fill the vacancies created by the removal of the current directors at the Special Meeting and to fill any other vacancies then existing on the Board of Directors, each such nominee to hold office until the expiration of the term of the director such nominee has replaced and until such nominee's successor has been elected and shall have qualified.

II. PROPOSAL RELATING TO CERTAIN AMENDMENTS OF THE BYLAWS

    7. To add a new third sentence to Article XXIV of the Bylaws to provide as follows:

       "The foregoing notwithstanding, the following provisions of these bylaws may only be altered or repealed by the vote of the Corporation's stockholders taken at an annual meeting, or at a special meeting if notice thereof be included in the notice of such special meeting: Article II, Section 11; Article III, Section 2; Article III, Section 3; Article III, Section 4; and this Article XXIV."

       The undersigned hereby request a meeting of the holders of the Common Stock and, if required under the Company's Articles of Incorporation, of the holders of the Preferred Stock, to consider and vote upon the foregoing. Pursuant to Section 2-502 of the Corporation Law and the Bylaws, we request that the secretary of the Company provide us with written notice of the place, date and time of the Special Meeting as promptly as practicable.



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